UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

Rule 13e-3 Transaction Statement

(under Section 13(e) of the Securities Exchange Act of 1934)

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

(Name of the Issuer)

ChipMOS TECHNOLOGIES INC.

Shih-Jye Cheng

Chin-Shyh Ou

Shou-Kang Chen

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Name of Person(s) Filing Statement)

Common Share

(Title of Class of Securities)

G2110R114

(CUSIP Number of Class of Securities)

ChipMOS TECHNOLOGIES INC. No. 1, R&D Road 1, Hsinchu Science Park Hsinchu, Taiwan Republic of China Telephone: +886 3 577 0055 Facsimile: +886 3 566 8981	National Corporate Research, Ltd. 10 E. 40th Street, 10th floor New York, NY 10016

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to

James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong +852 2533 3300	Remsen Kinne, Esq. K&L Gates LLP Suite 1200 Four Embarcadero San Francisco, CA 94111 1 (415) 882 8200

This statement is filed in connection with (check the appropriate box):

(a)	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☒	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$419,467,374.54	$2,497.95

*	Calculated solely for the purpose of determining the filing fee. The transaction valuation was calculated by multiplying (a) 27,389,316, the number of IMOS common shares that may be exchanged for the merger consideration, by (b) the average of the high and low prices of the IMOS common share as reported on the NASDAQ Capital Market on October 28, 2016, minus $101,614,362.36, the estimated aggregate amount of cash consideration to be paid to former holders of IMOS common shares.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, effective as of October 1, 2016, by multiplying the transaction valuation by 0.00011590. The filing fee previously paid in association with the transaction valuation in Amendment No. 3 to Schedule 13E-3 filed by IMOS with the Securities and Exchange Commission on June 21, 2016, i.e. $397,914,740.54, has been offset as below.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $37,593.97	Filing Party: ChipMOS TECHNOLOGIES INC.

Form or Registration No.: Form F-4 (Registration Number No. 333-209733)	Date Filed: February 26, 2016

Amount Previously Paid: $745.63	Filing Party: ChipMOS TECHNOLOGIES INC.

Form or Registration No.: Form F-4/A (Registration Number No. 333-209733)	Date Filed: April 18, 2016

Amount Previously Paid: $1,730.41	Filing Party: ChipMOS TECHNOLOGIES INC.

Form or Registration No.: Form F-4/A (Registration Number No. 333-209733)	Date Filed: June 21, 2016

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) ChipMOS TECHNOLOGIES (Bermuda) LTD., an exempted company incorporated in Bermuda with limited liability (“IMOS”), and the issuer of the common shares which are the subject of the Rule 13e-3 transaction; (ii) ChipMOS TECHNOLOGIES INC., a company limited by shares incorporated under the laws of the Republic of China (“ChipMOS Taiwan”); and (iii) the following individuals who are overlapping directors and executive officers of IMOS and ChipMOS Taiwan: (A) Shih-Jye Cheng, Chairman and Chief Executive Officer of IMOS and Chairman and President of ChipMOS Taiwan, (B) Chin-Shyh Ou, the Deputy Chairman of IMOS, the Independent Director of IMOS and ChipMOS Taiwan, a member and Chairman of the ChipMOS Taiwan audit committee, and a member and chairman of IMOS Board of Directors’ audit committee, and (C) Shou-Kang Chen, Chief Financial Officer of IMOS and Vice President of the Finance and Accounting Management Center of ChipMOS Taiwan and a director of IMOS.

This Schedule relates to the agreement and plan of merger, dated January 21, 2016, between IMOS and ChipMOS Taiwan (the “Merger Agreement”), and the related statutory merger agreement between IMOS and ChipMOS Taiwan, attached as Exhibit A to the Merger Agreement (the “Bermuda Merger Agreement”). Under the Merger Agreement, on October 31, 2016, IMOS was merged with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company (the “Merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On August 12, 2016, at the annual general meeting of IMOS, the IMOS shareholders approved the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger, and authorized any one or more of the directors of IMOS to execute and deliver documents on his behalf and on behalf of IMOS in connection with, and to do all things necessary to give effect to, the Merger, the Merger Agreement, the Bermuda Merger Agreement and the matters contemplated thereby.

As a result of the Merger, each common share par value US$0.04 per share of IMOS (“IMOS Share”) issued and outstanding immediately prior to the effective time of the Merger was cancelled, and, in exchange the former holders of IMOS Shares are entitled to receive, with respect to each such IMOS Share (i) 0.9355 ChipMOS Taiwan American Depositary Shares (“ADS”), each ChipMOS Taiwan ADS representing 20 ChipMOS Taiwan common shares, and (ii) US$3.71 in cash, without interest. ChipMOS Taiwan and its subsidiaries will own and continue to conduct the business that IMOS and its subsidiaries currently conduct in substantially the same manner.

As a result of the completion of the Merger, IMOS Shares will no longer be publicly traded on the NASDAQ Capital Market and IMOS shareholders ceased to have any ownership interest in IMOS. Trading of IMOS Shares on the NASDAQ Capital Market was suspended as of 4:00 p.m. Eastern time on October 28, 2016. IMOS requested NASDAQ to file Form 25 with the United States Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of IMOS Shares on the NASDAQ Capital Market and the deregistration of IMOS Shares. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. In addition, IMOS intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing Form 15 with the SEC. IMOS’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1)	Proxy Statement/Prospectus of IMOS, incorporated herein by reference to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(a)(2)	Notice of Annual General Meeting of IMOS Shareholders, incorporated herein by reference to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(a)(3)	Form of Proxy Card for the Annual General Meeting of IMOS Shareholders, incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016)

(a)(4)	Press Release announcing the Merger Agreement, dated January 21, 2016 incorporated herein by reference to 6-K filed by IMOS with the Securities and Exchange Commission on January 21, 2016

(a)(5)	Press Release announcing the proposed annual general meeting incorporated herein by reference to 6-K filed by IMOS with the Securities and Exchange Commission on June 21, 2016

(a)(6)	Press Release announcing shareholders’ approval of the Merger Agreement and transactions contemplated thereby incorporated herein by reference to 6-K filed by IMOS with the Securities and Exchange Commission on August 12, 2016

(a)(7)	Press Release announcing the closing of the Merger incorporated herein by reference to 6-K filed by IMOS with the Securities and Exchange Commission on October 31, 2016

(b)(1)	None

(c)(1)	Opinion of Wells Fargo Securities, LLC, dated January 21, 2016, incorporated herein by reference to Annex D to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(2)	Presentation of Wells Fargo Securities, LLC, dated January 21, 2016 incorporated herein by reference to Exhibit 99.7 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(3)	Opinion of Diwan & Company, dated January 21, 2016 incorporated herein by reference to Annex B to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(4)	Opinion of IP International CPAS Firm, dated January 20, 2016 incorporated herein by reference to Annex C to the Proxy Statement/Prospectus included Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(5)	Presentation of Wells Fargo Securities, LLC, dated September 30, 2015, incorporated herein by reference to Exhibit 99.10 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(6)	Presentation of Wells Fargo Securities, LLC, dated October 9 2015, incorporated herein by reference to Exhibit 99.11 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(7)	Presentation of Wells Fargo Securities, LLC, dated October 10, 2015, incorporated herein by reference to Exhibit 99.12 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(8)	Presentation of Wells Fargo Securities, LLC, dated November 2, 2015, incorporated herein by reference to Exhibit 99.13 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(9)	Presentation of Wells Fargo Securities, LLC, dated November 3, 2015, incorporated herein by reference to Exhibit 99.14 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(10)	Presentation of Wells Fargo Securities, LLC, dated November 13, 2015, incorporated herein by reference to Exhibit 99.15 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(11)	Presentation of Wells Fargo Securities, LLC, dated November 14, 2015, incorporated herein by reference to Exhibit 99.16 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(12)	Presentation of Wells Fargo Securities, LLC, dated November 17, 2015, incorporated herein by reference to Exhibit 99.17 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(13)	Presentation of Wells Fargo Securities, LLC, dated November 18, 2015, incorporated herein by reference to Exhibit 99.18 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(14)	Presentation of Wells Fargo Securities, LLC, dated November 19, 2015, incorporated herein by reference to Exhibit 99.19 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(15)	Presentation of Wells Fargo Securities, LLC, dated December 2, 2015, incorporated herein by reference to Exhibit 99.20 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(16)	Presentation of Wells Fargo Securities, LLC, dated December 17, 2015, incorporated herein by reference to Exhibit 99.21 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(17)	Presentation of Wells Fargo Securities, LLC, dated December 22, 2015, incorporated herein by reference to Exhibit 99.22 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(18)	Presentation of Wells Fargo Securities, LLC, dated December 23, 2015, incorporated herein by reference to Exhibit 99.23 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(19)	Presentation of Wells Fargo Securities, LLC, dated January 8, 2016, incorporated herein by reference to
Exhibit 99.24 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(20)	Presentation of Wells Fargo Securities, LLC, dated January 11, 2016, incorporated herein by reference to
Exhibit 99.25 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(21)	Presentation of Wells Fargo Securities, LLC, dated January 14, 2016, incorporated herein by reference to
Exhibit 99.26 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(22)	Presentation of Wells Fargo Securities, LLC, dated January 15, 2016, incorporated herein by reference to
Exhibit 99.27 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(23)	Presentation of Wells Fargo Securities, LLC, dated January 17, 2016, incorporated herein by reference to
Exhibit 99.28 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(d)(1)	Agreement and Plan of Merger, dated January 21, 2016, between ChipMOS Taiwan and IMOS, incorporated herein by reference to Annex A to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(e)	None

(f)(1)	Dissenters’ rights of appraisal are described under the caption “Special Factors—Rights of Dissenting Shareholders” in the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016, and incorporated herein by reference

(g)	None

(h)(1)	Opinion of Lee and Li, Attorneys-at-Law, regarding the validity of the ChipMOS TECHNOLOGIES INC. common shares and Opinion of Lee and Li, Attorneys-at-Law, regarding certain Republic of China tax consequences in connection with the Merger incorporated herein by reference to Exhibit 5.1 and to Exhibit 8.1 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(h)(2)	Opinion of K&L Gates LLP regarding certain United States Federal tax consequences of the Merger incorporated herein by reference to Exhibit 8.2 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2016	ChipMOS TECHNOLOGIES INC.

	By:	/s/ Shih-Jye Cheng
	Name:	Shih-Jye Cheng
	Title:	Chairman and President

Dated: October 31, 2016	ChipMOS TECHNOLOGIES (Bermuda) LTD.

	By:	/s/ Shih-Jye Cheng
	Name:	Shih-Jye Cheng
	Title:	Chairman and Chief Executive Officer

Dated: October 31, 2016	Shih-Jye Cheng

/s/ Shih-Jye Cheng

Dated: October 31, 2016	Chin-Shyh Ou

/s/ Chin-Shyh Ou

Dated: October 31, 2016	Shou-Kang Chen

/s/ Shou-Kang Chen

EXHIBIT INDEX

(a)(1)	Proxy Statement/Prospectus of IMOS, incorporated herein by reference to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(a)(2)	Notice of Annual General Meeting of IMOS Shareholders, incorporated herein by reference to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(a)(3)	Form of Proxy Card for the Annual General Meeting of IMOS Shareholders, incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(a)(4)	Press Release announcing the Merger Agreement, dated January 21, 2016 incorporated herein by reference to 6-K filed by IMOS with the Securities and Exchange Commission on January 21, 2016

(a)(5)	Press Release announcing the proposed annual general meeting incorporated herein by reference to 6-K filed by IMOS with the Securities and Exchange Commission on June 21, 2016

(a)(6)	Press Release announcing shareholders’ approval of the Merger Agreement and transactions contemplated thereby incorporated herein by reference to 6-K filed by IMOS with the Securities and Exchange Commission on August 12, 2016

(a)(7)	Press Release announcing the closing of the Merger incorporated herein by reference to 6-K filed by IMOS with the Securities and Exchange Commission on October 31, 2016

(b)(1)	None

(c)(1)	Opinion of Wells Fargo Securities, LLC, dated January 21, 2016, incorporated herein by reference to Annex D to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(2)	Presentation of Wells Fargo Securities, LLC, dated January 21, 2016 incorporated herein by reference to Exhibit 99.7 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(3)	Opinion of Diwan & Company, dated January 21, 2016, incorporated herein by reference to Annex B to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(4)	Opinion of IP International CPAS Firm, dated January 20, 2016, incorporated herein by reference to Annex C to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(5)	Presentation of Wells Fargo Securities, LLC, dated September 30, 2015, incorporated herein by reference to Exhibit 99.10 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(6)	Presentation of Wells Fargo Securities, LLC, dated October 9 2015, incorporated herein by reference to Exhibit 99.11 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(7)	Presentation of Wells Fargo Securities, LLC, dated October 10, 2015, incorporated herein by reference to Exhibit 99.12 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(8)	Presentation of Wells Fargo Securities, LLC, dated November 2, 2015, incorporated herein by reference to Exhibit 99.13 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(9)	Presentation of Wells Fargo Securities, LLC, dated November 3, 2015, incorporated herein by reference to Exhibit 99.14 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(10)	Presentation of Wells Fargo Securities, LLC, dated November 13, 2015, incorporated herein by reference to Exhibit 99.15 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(11)	Presentation of Wells Fargo Securities, LLC, dated November 14, 2015, incorporated herein by reference to Exhibit 99.16 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(12)	Presentation of Wells Fargo Securities, LLC, dated November 17, 2015, incorporated herein by reference to Exhibit 99.17 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(13)	Presentation of Wells Fargo Securities, LLC, dated November 18, 2015, incorporated herein by reference to Exhibit 99.18 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(14)	Presentation of Wells Fargo Securities, LLC, dated November 19, 2015, incorporated herein by reference to Exhibit 99.19 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(15)	Presentation of Wells Fargo Securities, LLC, dated December 2, 2015, incorporated herein by reference to Exhibit 99.20 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(16)	Presentation of Wells Fargo Securities, LLC, dated December 17, 2015, incorporated herein by reference to Exhibit 99.21 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(17)	Presentation of Wells Fargo Securities, LLC, dated December 22, 2015, incorporated herein by reference to Exhibit 99.22 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(18)	Presentation of Wells Fargo Securities, LLC, dated December 23, 2015, incorporated herein by reference to Exhibit 99.23 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(19)	Presentation of Wells Fargo Securities, LLC, dated January 8, 2016, incorporated herein by reference to Exhibit 99.24 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(20)	Presentation of Wells Fargo Securities, LLC, dated January 11, 2016, incorporated herein by reference to Exhibit 99.25 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(21)	Presentation of Wells Fargo Securities, LLC, dated January 14, 2016, incorporated herein by reference to Exhibit 99.26 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(22)	Presentation of Wells Fargo Securities, LLC, dated January 15, 2016, incorporated herein by reference to Exhibit 99.27 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(c)(23)	Presentation of Wells Fargo Securities, LLC, dated January 17, 2016, incorporated herein by reference to Exhibit 99.28 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(d)(1)	Agreement and Plan of Merger, dated January 21, 2016, between ChipMOS Taiwan and IMOS, incorporated herein by reference to Annex A to the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(e)	None

(f)(1)	Dissenters’ rights of appraisal are described under the caption “Special Factors—Rights of Dissenting Shareholders” in the Proxy Statement/Prospectus included in Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016, and incorporated herein by reference

(g)	None

(h)(1)	Opinion of Lee and Li, Attorneys-at-Law, regarding the validity of the ChipMOS TECHNOLOGIES INC. common shares and Opinion of Lee and Li, Attorneys-at-Law, regarding certain Republic of China tax consequences in connection with the Merger incorporated herein by reference to Exhibit 5.1 and to Exhibit 8.1 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016

(h)(2)	Form of opinion of K&L Gates LLP regarding certain United States Federal tax consequences of the Merger incorporated herein by reference to Exhibit 8.2 to Amendment No. 3 to Form F-4 filed by ChipMOS Taiwan with the Securities and Exchange Commission on June 21, 2016